

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Tryon Street, Mail Code D1086-060, 6th Floor
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Pitelka 980-260-7175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP PCAOB REGISTRATION #185
(Name – *if individual, state last, first, middle name*)

Duke Energy Center Suite 3200 550 South Tryon Street	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, David L. Pitelka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RANA MAHMOOD NOTARY PUBLIC MECKLENBURG COUNTY, NC COM. EXP. 2/9/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Wells Fargo Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), an indirect wholly-owned subsidiary of Wells Fargo & Company as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

Charlotte, North Carolina
February 27, 2018

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

Assets

Cash	$	246,646
Cash segregated pursuant to federal regulations		1,493,144
Securities borrowed		38,527,552
Securities purchased under agreements to resell		14,344,796
Receivable from broker-dealers and clearing organizations		24,899,786
Receivable from customers, net		4,179,195
Financial instruments owned, at fair value ($41,298,261 pledged as collateral)		47,152,169
Property, equipment, and leasehold improvements, net		740
Goodwill		79,687
Other assets		478,485
Total assets	$	131,402,200

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	70,758,113
Securities loaned		10,077,536
Payable to customers		12,116,101
Payable to broker-dealers and clearing organizations		487,875
Payable to non-customers		774,361
Financial instruments sold, not yet purchased, at fair value		15,905,715
Borrowings		8,000,000
Other liabilities		884,837
Total liabilities		119,004,538
Subordinated borrowings		7,300,000
Member's equity:		
Member's contributions		1,565,244
Accumulated earnings		3,532,418
Total member's equity		5,097,662
Total liabilities and member's equity	$	131,402,200

See accompanying notes to statement of financial condition

(Dollars in thousands)

(1) Organization

Wells Fargo Securities, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly-owned subsidiary of Everen Capital Corporation (Everen). On December 18, 2017, Everen's equity was contributed to WFC Holdings, LLC (WFCH) and became a wholly owned subsidiary of WFCH. WFCH is a wholly owned subsidiary of Wells Fargo & Company (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investment Protection Corporation (SIPC). The Company is also a registered Futures Commission Merchant (FCM) with the Commodities Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA). The Company engages in a wide variety of securities activities in accordance with its status as an affiliate of a financial holding company under the provisions of the GLBA. In general, securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

The Company clears some of its customers' transactions through Wells Fargo Clearing Services, LLC (WFCS), an affiliated broker dealer, on a fully disclosed basis.

The Company self clears the majority of its institutional customer accommodation and market-making transactions. Some futures are carried and cleared by an unaffiliated broker-dealer.

The Company clears some customer transactions for Wells Fargo Prime Services, LLC (WFPS), an affiliated broker dealer, on a fully disclosed basis.

The Company is approved to act as a clearing prime broker. The Company is also designated as a Primary Dealer in U.S. government securities by the Federal Reserve Bank of New York.

The Company is a member of various exchanges where it is approved to trade, execute and clear interest rate swaps, futures and options.

On February 7, 2018, Standard & Poor's Ratings Services (S&P) revised its long and short-term counterparty credit ratings to A+/A-1 on the Company and revised its outlook from negative to stable. The ratings on the Company are based on its core status to the Holding Company under S&P's group ratings methodology.

(2) Summary of Significant Accounting Policies

(a) Accounting Standards Adopted in 2017

In March 2016, the FASB issued Accounting Standards Update (ASU or Update) 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments. ASU 2016-06 clarifies the criteria entities should use when evaluating whether embedded contingent put and call options in debt instruments should be separated from the debt instrument and accounted for separately as derivatives. The Update clarifies that companies should not consider whether the event that triggers the ability to exercise put or call options is related to interest rates or credit risk.

We adopted this change effective January 1, 2017. The Update did not have a material impact on the Company's financial statements.

In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships. ASU 2016-05 clarifies that a change in the counterparty to a derivative instrument that has been designated as an accounting hedge does not require the hedging relationship to be designated as long as all other hedge accounting criteria continue to be met. We adopted the guidance effective January 1, 2017. The Update did not have a material impact on the Company's statement of financial condition.

(b)   Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) or securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. These transactions are primarily repurchase agreements of United States government and agency securities and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. It is the Company's policy to report reverse repurchase agreements and repurchase agreements with the same counterparty on a net basis when the conditions for netting as specified in U.S. generally accepted accounting principles (U.S. GAAP) are met.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(c)   Securities Transactions

Financial instruments owned and financial instruments sold, not yet purchased are carried at fair value on a trade-date basis.

Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade-date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the financial statements as the Company does not have title to those assets. In the event of uncompleted transactions on settlement date, the Company records corresponding receivables and payables, respectively. The carrying value of the receivables and payables approximates their fair values.

(d)   Securities Lending Activity

Securities borrowed and securities loaned are reported as collateralized financing transactions and are carried at the contracted amounts of cash collateral received or paid in connection with those transactions. The Company receives collateral generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(Dollars in thousands)

In accordance with U.S. GAAP, when the Company borrows securities against securities collateral, the Company is not required to record those transactions in the statement of financial condition.

(e) Derivatives

Derivative financial instruments are used for trading purposes, including economic hedges of trading instruments, and are recorded at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally interest rate, credit default or total return swaps, forwards, and options, are based on quoted market prices for similar instruments, pricing models and discounted cash flow analyses, and are included in financial instruments owned and financial instruments sold, not yet purchased in the accompanying statement of financial condition.

Most of the Company's derivative transactions are executed under master netting arrangements. The Company reflects all derivative balances and related cash collateral subject to enforceable master netting arrangements on a net basis in the statement of financial condition. Statement of financial condition netting adjustments are determined based on the terms specified within each master netting arrangement. Balance sheet netting adjustments are determined at the counterparty level for which there may be multiple contract types. For disclosure purposes, adjustments are allocated to the contract type for each counterparty proportionately based upon gross amounts recognized by counterparty. As a result, the net amounts disclosed by contract type may not represent the actual exposure upon settlement of the contracts. Statement of financial condition netting does not include non-cash collateral that is received and pledged.

In 2017, the Company adopted Settlement to Market treatment for the cash collateralizing our interest rate derivative contracts with certain centrally cleared counterparties. As a result of this adoption, derivative balances with these counterparties are considered settled by the collateral.

(f) Benefit Plans

The Holding Company sponsors a frozen noncontributory qualified defined benefit retirement plan, the Wells Fargo & Company Cash Balance Plan (Cash Balance Plan), which covers eligible employees of Wells Fargo. The Cash Balance Plan was frozen on July 1, 2009, and no new benefits accrue after that date. Prior to July 1, 2009, eligible employees' Cash Balance Plan accounts were allocated a compensation credit based on a percentage of their certified compensation; the freeze discontinued the allocation of compensation credits after June 30, 2009. Investment credits continue to be allocated to participants' accounts based on their accumulated balances.

The Holding Company provides health care and life insurance benefits for certain retired employees and we reserve the right to amend, modify or terminate any of the benefits at any time.

The Holding Company sponsors a defined contribution retirement plan, the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested. The 401(k) Plan includes an employer discretionary profit sharing

contribution feature to allow the Holding Company to make a contribution to eligible employees' 401(k) Plan accounts for a plan year. Eligible employees who complete one year of service are eligible for profit sharing contributions. Profit sharing contributions are vested after three years of service.

The Holding Company allocates costs to the Company for the defined benefit pension plan, defined contribution retirement plan, and postretirement benefits based on employee compensation of the Company and the total cost incurred with respect to the plans on a consolidated basis.

(g)   Income Taxes

The Company is a single-member limited liability company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes*. The Company's taxable income is primarily reported in the tax return of its Parent. There is no tax-sharing arrangement between the Company and the parent. Furthermore, the company has paid no dividends to the parent for tax reimbursement and the Company has no intention to distribute dividends to the parent for tax reimbursement.

Certain state jurisdictions will subject the Company to entity-level taxation as a SMLLC. Related deferred tax assets and liabilities and payments associated with these jurisdictions are not material to the statement of financial condition.

Due to the Company's status as a disregarded entity for income tax purposes, the related balance sheet accounts including income tax receivable/payable and deferred tax assets and liabilities are immaterial to the statement of financial condition.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2017, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2011 and forward.

(h)   Goodwill

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more often if events or circumstances indicate possible impairment. The Company initially performs a quantitative assessment of goodwill to test for impairment. If, based on qualitative review, it is concluded that more likely than not a reporting unit's fair value is less than carrying amount, then quantitative steps are completed to determine if there is goodwill impairment. If it is concluded that fair value is not less than carrying amount, further quantitative tests are not required. Various quantitative valuation methodologies are applied when required to compare the estimated fair value to the carrying value. Valuation methodologies include discounted cash flow and earnings multiple approaches. If the reporting

(Dollars in thousands)

unit's fair value is less than the carrying amount, an additional test is required to measure the amount of impairment. The Company recognizes impairment losses as a charge to expenses and an adjustment to the carrying value of the goodwill asset. The Company's impairment evaluation for the year ended December 31, 2017, indicated that none of the Company's goodwill is impaired and there are no events or circumstances that indicate possible impairment as of December 31, 2017. At December 31, 2017, WFS had one reporting unit.

(i) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives, which generally range from three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

(j) Other

The Company's financial statements are prepared in accordance with U.S. GAAP. The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Cash and Securities and Securities Segregated Pursuant to Federal Regulations

Under the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC), qualifying securities with a fair value of $174,802 have been segregated for the exclusive benefit of customers at December 31, 2017. The Company withdrew qualifying securities with a fair value of $174,802 from the special reserve on January 3, 2018, pursuant to the December 31, 2017, customer reserve calculation. There is no required deposit for the proprietary accounts of brokers (PAB), and therefore no cash or securities were on deposit at December 31, 2017. These qualifying securities are obtained through securities purchased under agreements to resell transactions.

As an FCM, the Company is required to segregate funds in a cleared swap customer account, a secured funds account and a segregated funds account under rules mandated by the CFTC. For these purposes, $179,892, $47,171, and $25,842, respectively, is held in accounts at non affiliate banks and is reflected in cash segregated pursuant to federal regulations in the statement of financial condition. In addition, $136,118 of client cleared swaps funds, $49,007 of secured funds and $1,055,114 of segregated funds are held in accounts at an affiliate bank and reflected in cash segregated pursuant to Federal regulations in the statement of financial condition.

The Company is required to post margin at exchanges to meet customer and firm requirements. The Company deposited $1,677,348 of investments of customer funds in securities with clearing organizations as margin at December 31, 2017. These segregated securities are included in financial instruments owned, at fair value in the statement of financial condition. The Company also entered into securities purchased under agreement to resell contracts using $54,677 of customers' secured funds at December 31, 2017.

Additionally, the Company segregated $4,846,947 of customer specific owned securities deposited at non-affiliated banks and clearing organizations at December 31, 2017. These segregated securities are not included in the statement of financial condition.

(4) Receivable from and Payable to Customers

Receivable from and payable to customers represent the net amounts receivable from and payable to customers in connection with the settlement of normal cash securities, derivative and securities-based lending transactions. Receivables from customers also include margin loans to customers and customer cash debits. Payable to customers includes customer free credits. It is the Company's policy to report margin loans and payables that arise due to positive cash flows in the same customer's accounts on a net basis when the conditions for netting as specified in U.S. GAAP are met. The amounts receivable from customers are generally collateralized by securities owned by the customer, the value of which is not reflected in the accompanying statement of financial condition. At December 31, 2017, customer receivables of $17,645 were unsecured.

The company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts in the amount of $1,628 as of December 31, 2017.

(Dollars in thousands)

(5) Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations consist of the following at December 31, 2017:

Receivable from broker-dealers and clearing organizations:	
Unsettled trades, net	$ 20,110,808
Securities failed to deliver	382,274
Syndicate receivable	110,039
Clearing fund deposits	106,331
Guaranty deposits	89,618
Receivable from deriviative clearing organizations	3,834,778
Receivable from clearing corporations	111,495
Receivable from carrying brokers	151,875
Other	2,568
	$ 24,899,786
Payable to broker-dealers and clearing organizations:	
Securities failed to receive	$ 144,908
Syndicate payable	154,686
Payable to deriviative clearing organizations	188,281
	$ 487,875

(6) Payable to Non-Customers

Payable to Non-Customers represent payable to affiliates for their futures, options and cleared swaps accounts that the Company clears for them. The balance consists of the following at December 31, 2017:

Payable to Wells Fargo Bank, N.A.	$ 654,630
Payable to Wells Fargo Commodities, LLC	110,919
Payable to Wells Fargo Fund Management, LLC	7,544
Payable to Union Hamilton Reinsurance, Ltd.	1,268
	$ 774,361

(Dollars in thousands)

(7) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2017, financial instruments owned and financial instruments sold, not yet purchased consisted of trading securities and derivatives reported at fair value as presented below:

		Financial instruments owned	Financial instruments sold, not yet purchased
Corporate obligations	$	9,070,876	(4,427,393)
Collateralized loan obligations and asset-backed securities		1,845,753	(2,600)
Mortgage-backed securities		22,005,186	(281,379)
U.S. government, U.S. agency and municipal government obligations		10,924,463	(8,961,137)
Equity securities		2,865,698	(1,890,885)
Money market securities		15,000	-
Derivatives:			
Interest rate contracts		148,039	(72,257)
Equity contracts		277,154	(270,064)
	$	47,152,169	(15,905,715)

U.S. government securities of $932,134 have been pledged to clearing organizations as of December 31, 2017. Financial instruments owned at December 31, 2017, included debt securities issued by the Holding Company with a fair value of $244,786 included in corporate obligations in the table above.

(8) Variable Interest Entities (VIEs) and Securitizations

The Company acts as underwriter for other subsidiaries of the Holding Company and third parties that securitize financial assets, and may make a market in these securitized financial assets. These securities are accounted for at fair value and are included in financial instruments owned, at fair value in the statement of financial condition.

The Company purchases and sells financial instruments in VIEs in connection with its market-making activities. These financial instruments in VIEs include senior and subordinated tranches of collateralized mortgage obligations (CMOs), collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), and other asset-backed securities. The Company has made no liquidity arrangements, guarantees or commitments with third parties related to these holdings. The Company's maximum exposure to loss related to these VIEs is limited to the carrying amount of the financial instruments owned.

During the year ended December 31, 2017, the Company transferred $22,047,379 of debt securities into VIEs. The securitizations are primarily U.S. government agency or U.S. Government-Sponsored Enterprise (GSE) sponsored collateralized mortgage obligations. These securitizations are done principally on behalf of customers to facilitate their purchase of agency-backed mortgage securities that conform to their investment profile. The Company is not the primary beneficiary of these VIEs because it does not have the power to direct the activities

(Dollars in thousands)

that most significantly impact the U.S. government agency or U.S. GSE sponsored collateralized mortgage obligation entities. As of December 31, 2017, the Company held $226,068 of securities related to securitizations for which the Company included in financial instruments owned, at fair value in the statement of financial condition.

The Company would consolidate a VIE if it is the primary beneficiary, which is defined as the party that has both the power to direct the activities that most significantly impact the VIE's performance and the obligation to absorb losses or right to receive benefits that could potentially be significant to the VIE. The Company was not required to consolidate any interest in VIEs.

The following tables provide a summary of unconsolidated VIEs with which the Company has significant continuing involvement. Significant continuing involvement includes transactions where the Company was the sponsor or transferor and has other significant forms of involvement. Sponsorship includes transactions with unconsolidated VIEs where the Company solely or materially participated in the initial design or structuring of the entity or marketing of the transaction to investors. When the Company transfers assets to a VIE and accounts for the transfer as a sale, the Company is considered the transferor. The tables do not include offsetting financial instruments that are held to mitigate the risks associated with these variable interest entities.

In the following tables, "Total VIE assets" represents the remaining principal balance of assets held by unconsolidated VIEs using the most current information available. "Carrying value" is the amount in our statement of financial condition related to our involvement with the unconsolidated VIEs. "Maximum exposure to loss" from our involvement with off-balance sheet entities equals the carrying value of involvement with off-balance sheet (unconsolidated) VIEs as of December 31, 2017, as the Company does not have any other commitments or guarantees with those entities.

		Carrying value - asset (liability)	
	Total VIE assets	Debt and equity interests	Total Assets
Residential mortgage loan securitizations:			
Conforming	$ 78,162,709	226,068	226,068
Other/nonconforming (1)	324,636	-	-
Commercial mortgage securitizations	3,174,379	-	-
	$ 81,661,724	226,068	226,068

(1) Nonconforming residential mortgage loan securitizations are those comprised of loans that do not conform to either government-sponsored entity or Federal Housing Administration standards.

	Maximum exposure to loss	
	Debt and equity interests	total exposure
Residential mortgage loan securitizations:		
Conforming	$ 226,068	226,068
Other/nonconforming	-	-
Commercial mortgage securitizations	-	-
Total	$ 226,068	226,068

(9) Fair Value Measurements

In accordance with FASB ASC 820, Fair Value Measurement, the Company groups its assets and liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Company considers all available information, including observable market data, indications of market liquidity and orderliness, and the Company's understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments' fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3.

The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.

The Company uses quoted prices in active markets, where available, and classifies such instruments within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities and some highly liquid government securities such as U.S. Treasuries. When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from third-party pricing services (vendors) or brokers or combination thereof, and accordingly, classifies these instruments as Level 2 or 3.

Financial instruments are mostly valued using internal trader prices that are subject to price verification procedures performed by separate internal personnel. The majority of fair values derived using internal valuation techniques are verified against multiple pricing sources, including prices obtained from third-party vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. The Company reviews pricing methodologies provided by the vendors in order to determine if observable market information is being used, versus unobservable inputs. When evaluating the appropriateness of an internal trader price compared with vendor prices, considerations include the range and quality of vendor prices. Vendor or broker prices are used to ensure the reasonableness of a trader price; however valuing financial instruments involves judgments acquired from knowledge of a particular market. If a trader asserts that a vendor or broker price is not reflective of market value, justification for using the trader price, including recent sales activity where possible, must be provided to and approved by the appropriate levels of management.

Similarly, while trading securities traded in secondary markets are typically valued using unadjusted vendor prices, these prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include certain U.S. government, U.S. agency and municipal government obligations, corporate obligations, and certain mortgage-backed securities (MBS).

Security fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal models or a combination of multiple valuation techniques such as weighting of internal models and vendor or broker pricing, where the unobservable inputs are significant to the overall fair value measurement. Securities classified as Level 3 include certain residential and commercial MBS, other asset-backed securities, CDOs and certain CLOs, and certain residual and retained interests in residential mortgage loan securitizations. The Company values CDOs using the prices of similar instruments, the pricing of completed or pending third party transactions or the pricing of the underlying collateral within the CDO. Where vendor or broker prices are not readily available, the Company uses management's best estimate.

The Company enters into both exchange-traded and over-the-counter (OTC) derivatives. Quoted market prices are available and used for the Company's exchange-traded derivatives, such as certain interest rate futures and option contracts, which the Company classifies as Level 1. However, a majority of the Company's derivatives are traded in OTC markets where quoted market prices are not readily available. OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative's value is based. Key inputs can include yield curves, credit curves, foreign-exchange rates, prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified as Level 2 of the fair value hierarchy. Examples of derivatives classified as Level 2 include generic interest rate swaps and certain option and forward contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified as Level 3. Examples of derivatives classified as Level 3 include complex and highly structured derivatives such as certain credit default swaps. Additionally, significant judgments are required when classifying financial instruments within the fair value hierarchy, particularly between Level 2 and 3, as is the case for certain derivatives.

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

Assets and liabilities measured at fair value at December 31, 2017 on a recurring basis are summarized below:

	Assets and Liabilities Recorded at Fair Value on a Recurring Basis				
	Level 1	**Level 2**	**Level 3**	**Netting (a)**	**Total**
Financial instruments owned (excluding derivatives):					
Corporate obligations	$ -	9,185,408	31,135	(145,667)	9,070,876
Collateralized loan obligations and asset-backed securities	-	1,491,344	354,409	-	1,845,753
Mortgage-backed securities	-	22,005,186	-	-	22,005,186
US government, US agency and municipal government obligations	12,958,938	1,280,493	2,684	(3,317,652)	10,924,463
Equity securities	1,716,335	1,486,871	46	(337,554)	2,865,698
Money market securities	15,000	-	-	-	15,000
Derivatives:					
Interest rate contracts	-	300,565	-	(152,526)	148,039
Equity contracts	281,065	-	-	(3,911)	277,154
Foreign exchange contracts	-	273	-	(273)	-
Credit contracts	-	46,782	-	(46,782)	-
	$ 14,971,338	35,796,922	388,274	(4,004,365)	47,152,169
Financial instruments sold, not yet purchased (excluding derivatives):					
Corporate obligations	$ -	(4,573,047)	(13)	145,667	(4,427,393)
Collateralized loan obligations and asset-backed securities	-	(2,600)	-	-	(2,600)
Mortgage-backed securities	-	(281,379)	-	-	(281,379)
US government, US agency and municipal government obligations	(11,893,836)	(384,953)	-	- 3,317,652	(8,961,137)
Equity securities	(2,183,747)	(44,692)	-	337,554	(1,890,885)
Derivatives:					
Interest rate contracts	-	(208,745)	-	136,488	(72,257)
Equity contracts	(273,975)	(7,540)	(4,424)	15,875	(270,064)
Foreign exchange contracts	-	(10,216)	-	10,216	-
Credit contracts	-	(62,528)	(725)	63,253	-
	$ (14,351,558)	(5,575,700)	(5,162)	4,026,705	(15,905,715)

(a) The netting of securities owned (assets) by the amount of securities sold but not yet purchased (liabilities) occurs when the securities owned and the securities sold but not yet purchased have identical Committee on Uniform Security Identification Procedures (CUSIPs) numbers. Derivative assets and derivative liabilities subject to an enforceable master netting arrangement and related cash collateral are also netted on the accompanying statement of financial condition when GAAP conditions have been met.

(Dollars in thousands)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy and transfer between Level 1, Level 2, and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2, and Level 3.

The amounts reported as transfers represent the fair value as of the beginning of the period in which the transfer occurred. For the year ended December 31, 2017, the Company transferred ($6,378), net, of financial instruments from Level 2 to Level 3 and ($4,008), of financial instruments from Level 3 to Level 2, each due to changes in observable market inputs. There were no transfers between Level 1 and Level 2 during the period.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2017 are summarized in the table below.

	Changes in Level 3 Assets and Liabilities on a Recurring Basis						
	Beginning balance January 1, 2017	Total net gains/(losses) included in earnings	Purchases, issuances, sales and settlements, net	Transfers into Level 3	Transfers out of Level 3	Ending balance December 31, 2017	Net gains/(losses) included in earnings related to positions held at period end
Financial instruments owned (excluding derivatives):							
Corporate obligations	$ 33,934	1,934	(6,326)	5,601	(4,008)	31,135	1,786
Collateralized loan obligations and asset-backed securities	308,787	2,550	43,053	19	-	354,409	(12,525)
Mortgage-backed securities	209	(484)	-	275	-	-	-
US government, US agency and municipal government obligations	3,458	104	(878)	-	-	2,684	100
Equity securities	46	-	-	-	-	46	-
	$ 346,434	4,104	35,849	5,895	(4,008)	388,274	(10,639)
Financial instruments sold, not yet purchased (excluding derivatives):							
Corporate obligations	$ (13)	-	-	-	-	(13)	-
Collateralized loan obligations and asset-backed securities	-	-	-	-	-	-	-
Mortgage-backed securities	-	-	-	-	-	-	-
US government, US agency and municipal government obligations	-	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-	-
	$ (13)	-	-	-	-	(13)	-
Net derivative assets and liabilities:							
Equity contracts, net	7,178	(5,288)	5,959	(12,273)	-	(4,424)	(2,242)
Credit contracts, net	(4,867)	4,936	(794)	-	-	(725)	625
	$ 2,311	(352)	5,165	(12,273)	-	(5,149)	(1,617)

(Dollars in thousands)

The following table presents gross purchases, sales, issuances and settlements related to the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2017.

	Purchases, Sales, Issuances and Settlements Related to Changes in Level 3 Assets and Liabilities				
	Purchases	Sales	Issuances	Settlements	Net
Financial instruments (excluding derivatives):					
Corporate obligations, net	$ 24,537	(30,863)	-	-	(6,326)
Collateralized loan obligations and asset-backed securities	440,331	(249,875)	-	(147,403)	43,053
US government, US agency and municipal government obligations	734	(738)	-	(874)	(878)
Equity securities	-	-	-	-	-
	$ 465,602	(281,476)	-	(148,277)	35,849
Derivatives (net):					
Equity contracts, net	-	-	-	5,959	5,959
Credit contracts, net	-	-	-	(794)	(794)
	$ -	-	-	5,165	5,165

Valuation Techniques – Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all Level 3 assets and liabilities measured at fair value on a recurring basis which is used as an internal model.

	Fair value amount reported (Level 3)	Valuation technique	Significant unobservable input	Range of unobservable inputs: Low end of range	Range of unobservable inputs: High end of range	Weighted average
Financial instruments (excluding derivatives):						
Corporate obligations	$ 31,122	Market comparable pricing	Comparability adjustment	-4.98%	1.41%	-2.07%
Collateralized loan obligations	354,409	Market comparable pricing	Comparability adjustment	-22.00%	19.50%	3.04%
US government, US agency and municipal government obligations	2,684	Market comparable pricing	Comparability adjustment	0.00%	100.00%	88.97%
Insignificant Level 3 financial instruments	46					
Total financial instruments owned	$ 388,261					
Derivatives (net):						
Equity contracts	(4,424)	Option pricing model	Volatility factor	8.75%	100.00%	23.28%
			Correlation factor			
Credit contracts	(725)	Market comparable pricing	Comparability adjustment	2.90%	2.90%	2.90%
Total derivatives	$ (5,149)					

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

The valuation techniques used for Level 3 assets and liabilities, as presented in the previous tables, are described as follows:

- Market Comparable Pricing – Used to determine the fair value of certain instruments by incorporating known inputs such as recent transaction prices, pending transactions, or prices of other similar investments which require significant adjustment to reflect differences in instrument characteristics.

- Option Price Modeling – Generally used for instruments in which the holder has a contingent right or obligation based on the occurrence of a future event, such as the price of a referenced asset going above or below a predetermined strike price. Option pricing models estimate the likelihood of the specified event occurring by incorporating assumptions such as volatility estimates, price of the underlying instrument and expected rate of return.

Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding tables. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument.

Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

Significant unobservable inputs presented in the previous tables are those considered significant to the fair value of the Level 3 asset or liability. Unobservable inputs are considered to be significant, if by their exclusion, the fair value of the Level 3 asset or liability would be impacted by a predetermined percentage change or based on qualitative factors, such as nature of the instrument, type of valuation techniques used, and the significance of the unobservable inputs relative to other inputs used within the valuation. Following is a description of the significant unobservable inputs provided in the tables.

- Comparability adjustment – is an adjustment made to observed market data, such as a transaction price in order to reflect dissimilarities in underlying collateral, issuer, rating, or other factors used within a market valuation approach expressed as a percentage of an observed price.

- Volatility factor – is the extent of change in price an item is estimated to fluctuate over a specified period of time expressed as a percentage of relative change in price over a period over time.

- Correlation factor – is the likelihood of one instrument changing in price relative to another based on an established relationship expressed as a percentage of relative change in price over a period over time.

17

(Dollars in thousands)

Fair Value Option

The fair value option is an irrevocable election, generally only permitted upon initial recognition of financial assets or liabilities, to measure eligible financial instruments at fair value with changes in fair value reflected in earnings. We may elect the fair value option to align the measurement model with how the financial assets or liabilities are managed or to reduce complexity or accounting asymmetry.

As of December 31, 2017, the fair value carrying amount of assets for which we have elected the fair value option was $22,855. These assets consist of nonmarketable equity investments carried at fair value, which are included in financial instruments owned, at fair value in the statement of financial condition.

Disclosures about Fair Value of Financial Assets and Liabilities

The table below is a summary of fair value estimates for financial assets and liabilities, excluding financial instruments recorded at fair value on a recurring basis, which are included within the Assets and Liabilities Recorded at Fair Value on a Recurring Basis table included earlier in this Note. The carrying amounts in the following table are recorded on the balance sheet under the indicated captions.

		Carrying	Estimated Fair Value Hierarchy			Total estimated
		amount	Level 1	Level 2	Level 3	fair value
Financial assets						
Cash	$	246,646	246,646	-	-	246,646
Cash segregated pursuant to federal regulations		1,493,144	1,493,144	-	-	1,493,144
Securities borrowed		38,527,552	-	38,527,552	-	38,527,552
Securities purchased under agreements to resell		14,344,796	-	14,344,796	-	14,344,796
Receivable from broker-dealers and clearing organizations		24,899,786	-	24,899,786	-	24,899,786
Receivable from customers, net		4,179,195	-	4,179,195	-	4,179,195
Financial liabilities						
Securities sold under agreements to repurchase	$	70,758,113	-	70,758,113	-	70,758,113
Securities loaned		10,077,536	-	10,077,536	-	10,077,536
Payable to customers		12,116,101	-	12,116,101	-	12,116,101
Payable to broker-dealers and clearing organizations		487,875	-	487,875	-	487,875
Payable to non-customers		774,361	-	774,361	-	774,361
Borrowings		8,000,000	-	8,000,000	-	8,000,000
Subordinated borrowings		7,300,000	-	7,300,000	-	7,300,000

There were no circumstances which required the Company to measure any assets or liabilities at fair value on a nonrecurring basis as of December 31, 2017.

(10) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities borrowed transactions and for securities purchased under agreements to resell transactions. At December 31, 2017, the fair value of this collateral was $70,668,070 of which $61,833,467 was repledged or sold by the Company. The collateral is received primarily from other broker-dealers or institutional customers and is used by the Company to enter into securities lending agreements, securities sold with agreements to repurchase transactions and settlements related to financial instruments sold, not yet purchased.

(Dollars in thousands)

(11) Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements consist of the following at December 31, 2017:

Property and leasehold improvements	$	1,913
Furniture and equipment		379
Commnications and computer equipment		6,208
		8,500
Less: accumulated depreciation and amortization		7,760
Total	$	740

(12) Transactions with Affiliated Parties

The following items present the Company's significant transactions with affiliated parties.

(a) Securities Purchased Under Agreements to Resell and Securities Borrowed

The Company enters into securities purchased under agreements to resell transactions with affiliates, of which $5,356,869 is outstanding at December 31, 2017. The agreements are generally overnight transactions. Included in interest receivable at December 31, 2017, is $864 due from affiliates.

The Company also enters into securities borrowed transactions with affiliates, of which $445,838 were outstanding at December 31, 2017. Included in interest receivable at December 31, 2017, related to these transactions is $853 due from affiliates. Securities Sold Under Agreements to Repurchase and Securities Loaned

The Company enters into securities sold under agreements to repurchase transactions with affiliates, of which $3,381,326 is outstanding at December 31, 2017. The agreements are generally overnight transactions. Included in accrued interest payable at December 31, 2017, from these agreements is $1,337 due to affiliates.

The Company also enters into securities loaned transactions with affiliates, of which $335,161 were outstanding at December 31, 2017. Included in interest payable at December 31, 2017, from these transactions is $345 due to affiliates.

(b) Services Provided by Affiliates to the Company

Approximately $39,349 of payables in other liabilities at December 31, 2017 are primarily related to expense reimbursements due to affiliates.

(c) Services Provided by the Company to Affiliates

The Company acts as an agent for the Holding Company and its subsidiaries providing various services. Approximately $51,478 of receivables in other assets at December 31, 2017 are primarily related to expense reimbursements due from affiliates.

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

(d)   *Interest Rate, Equity and Credit Default Swap Transactions*

The Company has entered into interest rate, equity, and credit default swap transactions with Wells Fargo Bank, N.A. (WFBNA), an affiliated bank, to economically hedge its financial instrument positions. At December 31, 2017, the notional value of interest rate swaps are a net sale of payments of fixed interest rates of $1,552,453, equity swaps are a net sale of protection of $239,750 and credit default swaps are a net purchase of protection of $256,708. The estimated fair values of the interest rate, equity and credit default swaps at December 31, 2017, are $84,043, $7,540 and $16,397 respectively, which are included net in financial instruments owned in the statement of financial condition. There was cash margin on deposit of $22,720 in support of this activity at December 31, 2017. Additionally, securities with a market value of $125,179 have been pledged by WFBNA to the Company.

The Company also clears certain interest rate swaps and futures for WFBNA as well as other affiliates.

(e)   *Clearing Services*

The Company has entered into a fully disclosed clearing agreement with WFCS to clear some of its customers' securities transactions. The agreement provides for the Company to pay WFCS on a cost plus reimbursement arrangement. The charges incurred by the Company for the year ended December 31, 2017 were insignificant. At December 31, 2017, $30 was receivable from WFCS in connection with the fully disclosed clearing arrangement.

(f)   *Fails to Deliver and Fails to Receive*

The Company entered into securities transactions with affiliates registered as brokers and/or dealers. At December 31, 2017, fails to deliver of $48,950 and fails to receive of $52,010 resulting from these transactions are included in receivables from and payable to broker-dealers and clearing organizations, respectively.

(g)   *Subordinated Borrowings and Other Borrowings*

In May 2017, the previously issued subordinated debt agreements with the Holding Company were consolidated and replaced with one revolving subordinated loan facility for $8,000,000 between the Company and a subsidiary of the Holding Company, WFC Holdings, LLC (WFCH). Approvals were obtained from the Financial Industry Regulatory Authority (FINRA) and the Chicago Mercantile Exchange (CME) effective May 26, 2017. All previous subordinated loan agreements were cancelled. The interest rate is reset monthly based on 3 month LIBOR plus 135 basis points. Interest payable to WFCH related to these borrowings totaled $17,882 at December 31, 2017. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Company's outstanding borrowings under subordination agreements at December 31, 2017 totaled $7,300,000 under an $8,000,000 revolving subordinated note facility due December 28, 2021 and carried a variable interest rate of 2.84% at December 31, 2017.

In addition, the Company's other unsecured borrowing agreements it had in place with the Holding Company were canceled and new agreements were put in place between the Company and WFCH as of December 31, 2017 and are listed in the following table:

(Dollars in thousands)

		At December 31, 2017		
Description	**Committed / Uncommitted**	**Notional**	**Outstanding Balance**	**Interest Payable**
Term Loan - Senior Note	Committed	4,000,000	4,000,000	3,925
Short Term Promisory Note	Uncommitted	500,000	-	229
Line of Credit	Uncommitted	6,000,000	4,000,000	6,478
Line of Credit	Committed	4,000,000	-	-
		14,500,000	8,000,000	10,632

(h) Deferred Compensation and Stock Plans

The Company participates in the Holding Company's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined. This plan requires the participant to defer cash incentive awards on a four-tiered scale ranging from 20% to 60% on awards greater than $100. Deferred cash incentive awards generally vest over a three-year period.

The Company participates in various stock plans of the Holding Company under which restricted shares, restricted stock rights (RSRs) and performance share awards (PSAs) may be granted periodically to certain employees. Restricted stock RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

The transactions with affiliates described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(i) Acquisition of Intangible Assets

On December 26, 2017, the Company acquired certain customer contracts and associated relationships from WFCS. The carrying value of these customer relationships as of December 31, 2017 is $3,949 and is included in other assets in the statement of financial condition. The asset will be amortized over a three year period on an accelerated basis.

(13) Derivatives

The Company is a party to derivative financial instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risks. These derivative financial instruments include futures, options, swaps, swaptions, forward commitments to purchase and sell securities, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates, the underlying assets, indices or a combination of these factors will cause an unfavorable change in the value of a financial instrument.

(Dollars in thousands)

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker-dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, additional collateral was not required by the Company at December 31, 2017.

The notional principal or contractual amounts of derivative financial instruments exceed the probable loss that could arise from counterparty default or market-related risks. The fair value of derivative financial instruments represents principally the estimated unrealized gain (asset) or loss (liability) and is recorded in financial instruments owned, at fair value or financial instruments sold, not yet purchased in the statement of financial condition. The market risk associated with trading financial instruments, including derivatives, the prices of which are constantly fluctuating, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

As of December 31, 2017, the following were the notional or contractual amounts of derivative financial instruments and their related fair values:

		Fair value	
Derivative instruments	**Notional or contractual amount**	**Derivative assets**	**Derivative liabilities**
Interest rate contracts	$ 263,973,478	300,565	(208,745)
Equity contracts	23,708,188	281,065	(285,939)
Foreign exchange contracts	580,371	273	(10,216)
Credit contracts - protection sold	849,958	35,627	(18,623)
Credit contracts - protection purchased	1,155,460	11,155	(44,630)
Sub-total	290,267,455	628,685	(568,153)
Netting (1)	-	(203,492)	225,832
Total	$ 290,267,455	425,193	(342,321)

(1) Represents balance sheet netting of derivative asset and liability balances and related cash collateral. See the next table in this Note for further information.

Forward and commodity contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Equity contracts are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price and within a specified period of time from the seller or writer of the option. As a writer of options, the Company receives a premium at the outset and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option and other market risk factors that may impact the fair value of the option.

The following table provides information on the gross fair values of assets and liabilities, the balance sheet netting adjustments and the resulting net fair value amount recorded in the statement of financial condition, as

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

well as the non-cash collateral associated with such arrangements. The "Net Amounts" column within the following table represents the aggregate of our net exposure to each counterparty after considering the statement of financial condition and disclosure-only netting adjustments. We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit limits, using master netting arrangements and obtaining collateral. Derivative contracts executed in over-the-counter markets include bilateral contractual arrangements that are not cleared through a central clearing organization but are typically subject to master netting arrangements. The percentage of our bilateral derivative transactions outstanding at period end in such markets, based on gross fair value, is provided within the following table. Other derivative contracts executed in over-the-counter or exchange-traded markets are settled through a central clearing organization and are excluded from this percentage. In addition to the netting amounts included in the table, we also have balance sheet netting related to resale and repurchase agreements that are disclosed within Note 15. The Company has no derivatives that contain features that are contingent upon the credit ratings of the Company or its affiliates.

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

		Gross amounts recognized	Gross amounts offset in statement of financial condition (1)	Net amounts in statement of financial condition (2)	Gross amounts not offset in statement of financial condition (Disclosure-only netting) (3)	Net amounts	Percentage exchanged in over-the-counter market (4)
Derivative assets							
Interest rate contracts	$	300,565	(152,526)	148,039	-	148,039	100%
Equity contracts		281,065	(3,911)	277,154	-	277,154	1%
Foreign exchange contracts		273	(273)	-	-	-	100%
Credit contracts - protection sold		35,627	(35,627)	-	-	-	100%
Credit contracts - protection purchased		11,155	(11,155)	-	-	-	100%
	$	628,685	(203,492)	425,193	-	425,193	
Derivative liabilities							
Interest rate contracts	$	(208,745)	136,488	(72,257)	-	(72,257)	100%
Equity contracts		(285,939)	15,875	(270,064)	-	(270,064)	5%
Foreign exchange contracts		(10,216)	10,216	-	-	-	100%
Credit contracts - protection sold		(18,623)	18,623	-	-	-	100%
Credit contracts - protection purchased		(44,630)	44,630	-	-	-	100%
	$	(568,153)	225,832	(342,321)	-	(342,321)	

(1) Represents amounts with counterparties subject to enforceable master netting arrangements that have been offset in the statement of financial condition, including related cash collateral and portfolio level counterparty valuation adjustments. There were no counterparty valuation adjustments related to derivative assets or derivative liabilities at December 31, 2017. Additionally, cash collateral amounts of $4,091 and $26,431 were netted against derivative assets and liabilities, respectively, at December 31, 2017.

(2) Net derivative assets are classified in financial instruments owned, at fair value, and Net derivative liabilities are classified in financial instruments sold, not yet purchased, at fair value, in the statement of financial condition.

(3) Represents non-cash collateral pledged and received against derivative assets and liabilities with the same counterparty that are subject to enforceable master netting arrangements. U.S. GAAP does not permit netting of such non-cash collateral balances in the statement of financial condition, but requires disclosure of these amounts.

(4) Represents derivatives executed in over-the-counter markets that are not settled through a central clearing organization. Over-the-counter percentages are calculated based on gross amounts recognized as of the statement of financial condition date. The remaining percentage represents derivatives settled through a central clearing organization, which are executed in either over-the-counter or exchange-traded markets.

(Dollars in thousands)

Credit Derivatives

The Company uses credit derivatives to manage exposure to credit risk related to its customer accommodation and market-making activity. This may include protection purchased to offset securities owned or sold protection. This credit risk management provides an ability to recover a significant portion of any amounts that would be paid under the credit derivatives written by the Company. The majority of the credit contracts are executed with an affiliate, WFBNA, and the Company would be required to perform under the noted credit derivatives in the event of a default by the referenced obligors. Excluded from maximum exposure are written credit protection contracts with a notional amount of $150,520 where the Company has also purchased offsetting credit protection with the same counterparty, WFBNA, on the same referenced obligation and where the term and amount of the purchased protection equals or exceeds the term of the written credit protection. Events of default include events such as bankruptcy, capital restructuring or lack principal and/or interest payment. In certain cases, other triggers may exist, such as the credit downgrade of the referenced obligors.

The following table provides details of sold and purchased credit derivatives as of December 31, 2017.

		Notional amount					
	Fair value liability	Protection sold (A)	Protection sold - non-investment grade	Protection purchased with identical underlyings (B)	Net protection sold (A) - (B)	Other protection purchased	Range of maturities
Credit default swaps – corporate bonds	$ (16,376)	337,390	81,160	150,520	186,870	147,645	2018-2022
Credit default swaps – structured products	(725)	5,000	-	-	5,000	-	2022
Credit protection - commercial MBS	(1,522)	215,000	215,000	180,000	35,000	85,000	2047-2058
Total credit derivatives	$ (18,623)	557,390	296,160	330,520	226,870	232,645	

The Protection sold – non-investment grade category is based on the portion of the maximum loss exposure for which there is a greater risk that the Company will be required to make a payment or perform under the credit derivative. The current status of the risk of payment or performance being required is considered high if the underlying assets under the credit derivative have an external rating that is below investment grade or an internal credit default grade that would be equivalent to below investment grade external rating. It is important to note that the Protection sold – non-investment grade represents the amount of exposure which would be incurred under an assumed hypothetical circumstance and, accordingly, this disclosure is not an indication of expected loss for which payment is of a high likelihood. Such payment may not result in a loss. As such, the Protection sold – non-investment grade column is not an indication of loss probability.

(14) Guarantees, Commitments, and Contingent Liabilities

Underwriting Commitments

In the normal course of business, the Company enters into debt and equity underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2017, and were subsequently settled had no material impact on the Company’s statement of financial condition.

WELLS FARGO SECURITIES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

Lease Commitments

The Company leases office space related to its branch offices under operating leases expiring at various dates through 2020. Minimum future rental payments required under such leases, that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2017 are as follows:

	Operating leases
Years ending December 31:	
2018	1,736
2019	1,699
2020	1,632
2021	916
After 2021	-
Total	5,983

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares office space. The affiliates allocate rent expense to the Company for its share of rent expense incurred under these operating leases, under an expense sharing agreement.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. When establishing a liability for contingent litigation losses, the Company determines a range of potential losses for each matter that is both probable and estimable, and records the amount it considers to be the best estimate within the range. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's statement of financial condition for any particular period.

Exchange and Clearing House Guarantees

The Company is a member of exchanges and clearing houses that the Company uses to clear its trades and those of the Company's customers. It is common that all members in these organizations are required to collectively guarantee the performance of other members. Our obligations under the guarantees are based on a fixed amount or a multiple of the collateral we are required to maintain with these organizations. We have not recorded a liability for these arrangements because we believe the likelihood of loss is remote. The maximum exposure to loss represents the estimated loss that would be incurred under an assumed hypothetical circumstance, despite what we believe is its extremely remote possibility, where the value of our interests and any associated

(Dollars in thousands)

collateral declines to zero. The maximum exposure to loss related to our clearing house arrangements at December 31, 2017 is $2,359,564. The Company has made deposits with clearing organization in the form of cash of $307,443. The Company has also made deposits with clearing organizations with pledged collateral of $932,134.

The Company clears transactions on behalf of its clients through various clearing houses, and the Company stands behind the performance of its clients on such trades. The Company mitigates its exposure to loss in the event of a client default by requiring that clients provide appropriate amounts of margin at the inception and throughout the life of the transaction. The Company may cease providing clearing services to clients if they do not adhere to their obligations under the clearing agreement. It is difficult to estimate the Company's maximum exposure under such transactions, as this would require an assessment of transactions that clients may execute in the future. The Company manages the exposure through setting credit limits for clients and maintaining termination right over clearing contracts. However, based upon historical experience, the Company believes it is unlikely that it will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Other Contingencies

The Company introduces certain of its customer transactions to an affiliated clearing broker, WFCS, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection therewith, the Company has agreed to indemnify WFCS for credit losses that WFCS may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2017, substantially all customer obligations were collateralized by securities with a market value in excess of the obligations.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected in the statement of financial condition as of December 31, 2017, related to these indemnifications.

(15) Securities Financing Activities

The Company enters into resale and repurchase agreements and securities borrowing and lending agreements (collectively, "securities financing activities") primarily to finance inventory positions, acquire securities to cover short trading positions, accommodate customers' financing needs, and settle other securities obligations. The majority of securities financing activities involve high quality, liquid securities such as U.S. Treasury securities and government agency securities, and to a lesser extent, less liquid securities, including equity securities, corporate bonds and asset-backed securities. These transactions are accounted for as collateralized financings which are typically received or pledged securities as collateral. These financing transactions generally do not have material credit risk given the collateral provided and the related monitoring processes.

WELLS FARGO SECURITIES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Notes to Statement of Financial Condition

December 31, 2017

(Dollars in thousands)

Offsetting of resale and repurchase agreements and securities borrowing and lending agreements

The table below presents resale and repurchase agreements subject to master repurchase agreements (MRA) and securities borrowing and lending agreements subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings, and those with a single counterparty are presented net on the balance sheet, provided certain criteria are met that permit balance sheet netting. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for balance sheet netting. There were no securities borrowing or lending agreements subject to MSLAs that were eligible for netting.

Collateral pledged consists of non-cash instruments, such as securities or loans, and is not netted on the balance sheet against the related liability. Collateral received includes securities or loans and is not recognized in the statement of financial condition. Collateral pledged or received may be increased or decreased over time to maintain certain contractual thresholds as the assets underlying each arrangement fluctuate in value. Generally, these agreements require collateral to exceed the asset or liability recognized in the statement of financial condition. The following table includes the amount of collateral pledged or received related to exposures subject to enforceable MRAs or MSLAs.

(Dollars in thousands)

While these agreements are typically over-collateralized, U.S. GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each counterparty:

Assets:		
Resale and securities borrowing agreements		
Gross amounts recognized	$	70,724,496
Gross amounts offset in statement of financial condition[1]		(17,852,148)
Net amounts in statement of financial condition[2]		52,872,348
Collateral not recognized in statement of financial condition[3]		(51,774,211)
Net amount[4]	$	1,098,137
Liabilities:		
Repurchase and securities lending agreements		
Gross amounts recognized	$	98,687,797
Gross amounts offset in statement of financial condition[1]		(17,852,148)
Net amounts in statement of financial condition[5]		80,835,649
Collateral pledged but not netted in statement of financial condition[6]		(80,495,285)
Net amount[7]	$	340,364

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to enforceable MRAs that have been offset in the statement of financial condition.

(2) At December 31, 2017, includes $14.3 billion, classified on our statement of financial condition in Securities purchased under agreements to resell, and $38.5 billion in Securities borrowed.

(3) Represents the fair value of collateral we have received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset due from each counterparty. At December 31, 2017, we have received total collateral with a fair value of $70.7 billion, all of which we have the right to sell or repledge. These amounts include amounts we have sold or repledged to others with a fair value of $61.8 billion.

(4) Represents the amount of our exposure that is not collateralized and/or is not subject to an enforceable MRA.

(5) At December 31, 2017, includes $70.8 billion, classified on our statement of financial condition in Securities sold under agreements to repurchase, and $10.1 billion in Securities loaned

(6) Represents the fair value of collateral we have pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty. At December 31, 2017, we have pledged total collateral with a fair value of $101.4 billion, all of which the counterparty has the right to sell or repledge.

(7) Represents the amount of our exposure that is not covered by pledged collateral and/or is not subject to an enforceable MRA or MSLA.

(Dollars in thousands)

Repurchase and securities lending agreements

Securities sold under repurchase agreements and securities lending arrangements are effectively short-term collateralized borrowings. In these transactions, cash is received in exchange for transferring securities as collateral and an obligation is recognized to reacquire the securities for cash at the transaction's maturity. These types of transactions create risks, including (1) the counterparty may fail to return the securities at maturity; (2) the fair value of the securities transferred may decline below the amount of our obligation to reacquire the securities, and therefore create an obligation for us to pledge additional amounts; and (3) the counterparty may accelerate the maturity on demand, requiring the Company to reacquire the security prior to contractual maturity. The Company attempts to mitigate these risks by the fact that the majority of our securities financing activities involve highly liquid securities; we underwrite and monitor the financial strength of our counterparties; we monitor the fair value of collateral pledged relative to contractually required repurchase amounts; and we monitor that our collateral is properly returned through the clearing and settlement process in advance of our cash repayment. The following table provides the underlying collateral types of our gross obligations under repurchase and securities lending agreements.

		Total Gross Obligation
Repurchase agreements:		
Corporate obligations	$	7,151,980
Collateralized loan obligations and asset-backed securities		2,033,632
Mortgage-backed securities		31,893,688
U.S. government, U.S. agency and municipal government obligations		44,909,017
Equity securities		838,358
Money market securities		1,783,586
Total repurchases		88,610,261
Securities lending:		
Corporate obligations	$	326,232
Equity securities (1)		9,751,304
Total securities lending		10,077,536
Total repurchases and securities lending	$	98,687,797

(1) Equity securities are generally exchange traded and either re-hypothecated under margin lending agreements or obtained through contemporaneous securities borrowing transactions with other counterparties.

(Dollars in thousands)

The following table provides the contractual maturities of gross obligations under repurchase and securities lending agreements.

		Overnight/ Continuous	Up to 30 days	30-90 days	>90 days	Total Gross Obligation
Repurchase agreements	$	72,639,824	7,919,437	3,286,000	4,765,000	88,610,261
Securities lending		7,975,986	584,190	1,363,222	154,138	10,077,536
Total (1)	$	80,615,810	8,503,627	4,649,222	4,919,138	98,687,797

(1) Repurchase and securities lending transactions are primarily conduscted under enforceable master lending agreements that allow either party to terminate the transaction on demand. These transactions have been reported as continuous obligations unless the MRA or MSLA has been modified with an overriding agreement that specifies an alternative termination date.

(16) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodities Futures Trading Commission (CFTC) Regulation 1.17 which requires the maintenance of minimum net capital. Under SEC Rule 15c3-1, the Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, or 2% of combined aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the Company is required to maintain an adjusted net capital equivalent to the greater of $1,500 or $809,175, which was 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts plus additional net capital requirements related to certain reverse repurchase agreements. At December 31, 2017, the Company had net capital of $8,228,444, which was 63.19% of aggregate debit items and $7,419,269 in excess of the minimum net capital requirement. On February 2, 2018, the Holding Company entered into a consent order with the Federal Reserve Board (FRB), which requires the Holding Company to submit to the FRB within 60 days of the date of consent order plans to further enhance the Board of Directors' governance oversight and the and the Holding Company's compliance and operational risk management. The consent order also requires third-party reviews of such plans and, until they are approved and implemented to the satisfaction of the FRB, the Holding Company's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis, which allows for management of temporary fluctuations. Once the asset cap limitation is removed, a second third-party review must be conducted to assess the efficacy and sustainability of the improvements.

(17) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2017 through February 27, 2018, the date the Company issued its statement of financial condition. On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System ("FRB"), which requires WFC to submit to the FRB within 60 days of the date of the consent order plans to further enhance the WFC Board of Director's governance oversight and WFC's compliance and operational risk management. The consent order also requires third-party reviews related to the adoption and implementation of such plans by September 30, 2018. Until these third-party reviews are complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets will be limited to the level as of December 31,

2017. Compliance with this asset cap will be measured on a two-quarter daily average basis, which allows for management of temporary fluctuations. Once the asset cap limitation is removed, a second third-party review must be conducted to assess the efficacy and sustainability of the improvements.